                                            Filed pursuant to Rule 424(b)(5)
                                            Registration No. 33-50711



          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 14, 1993

                                  $100,000,000

                      (LOGO)      GTE FLORIDA INCORPORATED

                     7 1/4% Debentures, Series C, Due 2025

Interest payable April 15 and October 15                    Due October 15, 2025
                               ------------------
The 7 1/4% Debentures, Series C, Due 2025 (the "New Debentures") will not be redeemable prior to October 15, 2005. The New Debentures will be redeemable at the option of GTE Florida Incorporated (the "Company"), as a whole or in part, on or after October 15, 2005 at the redemption prices set forth herein. See "Supplemental
              Description of New Debentures."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRE-
               SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                       Underwriting
                                                     Price to         Discounts and        Proceeds to
                                                    Public(1)          Commissions        Company(1)(2)
                                                 ----------------    ----------------    ----------------
Per Debenture................................        99.202%              .455%              98.747%
Total........................................      $99,202,000           $455,000          $98,747,000

(1) Plus accrued interest from October 15, 1995.
(2) Before deduction of expenses payable by the Company estimated at $100,000.

     The New Debentures are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the New Debentures will be made on or about October 16, 1995.

CS First Boston
       Chase Securities, Inc.
             Merrill Lynch & Co.
                   BA Securities, Inc.
                          Chemical Securities Inc.
                                Deutsche Morgan Grenfell
                                      Morgan Keegan & Co. Inc.
                                            Utendahl Capital Partners, L.P.
          The date of this Prospectus Supplement is October 11, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NEW DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                               ------------------

                              RECENT DEVELOPMENTS

     The Company follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). In general, SFAS 71 requires companies to depreciate plant and equipment over lives approved by regulators which may extend beyond the assets' actual economic lives. SFAS 71 also requires deferral of certain costs based upon approvals received from regulators to recover such costs in the future. Consequently, the carrying value of certain assets and liabilities, primarily telephone plant and equipment, may be greater than that which would otherwise be recorded by unregulated enterprises.

     In connection with an ongoing review of the continued applicability of SFAS 71, the Company has commenced a study of the economic lives of its telephone plant and equipment. The study is expected to be completed by the end of the fourth quarter of 1995. If the Company were to discontinue the application of SFAS 71 and compute the effect on its telephone plant in a manner similar to the seven Regional Bell Operating Companies which have discontinued SFAS 71, the after-tax charge resulting from the reduction in carrying values of the Company's property, plant and equipment, which would be non-cash in nature, is estimated to be between $300 million and $400 million. This potential accounting charge would reduce telephone plant but would not have a significant effect on future depreciation. In addition, this charge would have no effect on the Company's customers or its liquidity and capital resources.

                   SUPPLEMENTAL DESCRIPTION OF NEW DEBENTURES

     The following description of specific terms of the New Debentures offered hereby supplements and should be read in conjunction with the description of the general terms and provisions of the New Debentures set forth in the accompanying Prospectus under the caption "The New Debentures." The following description does not purport to be complete and is qualified in its entirety by reference to the description in the accompanying Prospectus and the Indenture, dated as of November 1, 1993 (the "Indenture"), between the Company and NationsBank of Georgia, National Association, as Trustee.

PRINCIPAL AMOUNT, MATURITY AND INTEREST

     The New Debentures will be limited to $100,000,000 aggregate principal amount and will mature on October 15, 2025. Interest on the New Debentures will be payable semi-annually on April 15 and October 15, commencing April 15, 1996, to the persons in whose names the New Debentures are registered at the close of business on the April 1 or October 1, as the case may be, next preceding such interest payment date, subject to certain exceptions provided for in the Indenture.

REDEMPTION

     The New Debentures will not be redeemable prior to October 15, 2005. The New Debentures will be redeemable at the option of the Company, as a whole or in part, at any time on or after October 15, 2005 and prior to maturity, upon not less than 30 nor more than 60 days' notice, at the respective redemption prices (expressed in percentage of the principal amount to be redeemed) during the twelve-month periods commencing on October 15 of the years indicated:

                                    REDEMPTION
               YEAR                   PRICE
----------------------------------  ----------
2005..............................    103.23%
2006..............................    102.90%
2007..............................    102.58%
2008..............................    102.26%
2009..............................    101.94%
2010..............................    101.61%
2011..............................    101.29%
2012..............................    100.97%
2013..............................    100.65%
2014..............................    100.32%

                                    REDEMPTION
               YEAR                   PRICE
----------------------------------  ----------
2015..............................    100.00%
2016..............................    100.00%
2017..............................    100.00%
2018..............................    100.00%
2019..............................    100.00%
2020..............................    100.00%
2021..............................    100.00%
2022..............................    100.00%
2023..............................    100.00%
2024..............................    100.00%

in each case, together with accrued interest to the redemption date.

                                USE OF PROCEEDS

     The net proceeds from the offering and sale of the New Debentures, exclusive of accrued interest, will be applied toward the repayment of short-term borrowings incurred for the purpose of financing the Company's construction program. At September 30, 1995, the Company had short-term borrowings (exclusive of current maturities) of $61,336,000 at an annual average interest rate of 5.9%. The Company's 1995 construction budget is currently estimated at approximately $338,000,000, of which approximately $198,609,000 has been incurred through September 30, 1995, principally for central office equipment, outside plant and land and buildings. The balance of the funds for the completion of the 1995 construction program will be obtained primarily from internal sources and short-term borrowings.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

                                                                                           YEAR ENDED
                                            SIX MONTHS ENDED        YEAR ENDED            DECEMBER 31,
                                             JUNE 30, 1995       DECEMBER 31, 1994          1993(A)
                                            ----------------     -----------------     ------------------
Consolidated Ratios of Earnings to Fixed
  Charges (Unaudited)(b)..................        5.08                  4.22               --

---------------
(a) Results for 1993 include an after-tax restructuring charge of approximately $120,000,000 for the implementation of a re-engineering plan, a one-time after-tax charge of approximately $2,400,000 related to enhanced early retirement and voluntary separation programs offered to eligible employees in 1993 and an after-tax extraordinary charge of approximately $19,800,000 related to the early extinguishment of debt. This caused earnings to be inadequate to cover fixed charges by approximately $52,000,000 and resulted in the ratio of earnings to fixed charges declining to .32. Excluding these items, the consolidated ratio of earnings to fixed charges for the year ended December 31, 1993 would have been 3.32. In calculating this pro forma ratio, an adjustment has not been made to reflect the adoption, effective January 1, 1993, of Statement of Financial Accounting Standards No. 106 ("SFAS No. 106"). An adjustment to reflect the adoption of SFAS No. 106 was made in calculating the pro forma consolidated ratio of earnings to fixed charges of the Company for the nine months ended September 30, 1993 contained in the accompanying Prospectus. The expense related to SFAS No. 106 has been and will be included in all periods for which financial statements of the Company have been and will be presented subsequent to December 31, 1992.

(b) Computed as follows: (1) "earnings" have been calculated by adding income taxes and fixed charges to net income; (2) "fixed charges" include interest expense and the portion of rentals representing interest.

                                CERTAIN LEGAL MATTERS

     Certain legal matters in connection with the New Debentures will be passed upon for the Company by Richard M. Cahill, Esq., Vice President -- General Counsel of the Company, and for the Underwriters by Milbank, Tweed, Hadley & McCloy of New York, New York.

                                  UNDERWRITING

     The several Underwriters named below (the "Underwriters") have entered into a Purchase Agreement dated October 11, 1995 with the Company (the "Purchase Agreement") whereby they have severally agreed to purchase the respective principal amounts of the New Debentures indicated below from the Company, subject to the terms and conditions of the Purchase Agreement, the form of which is filed as an exhibit to the Registration Statement.

                                                                              PRINCIPAL AMOUNT
                                UNDERWRITER                                   OF NEW DEBENTURES
----------------------------------------------------------------------------  -----------------
CS First Boston Corporation.................................................    $  20,000,000
Chase Securities, Inc. .....................................................       20,000,000
Merrill Lynch Pierce, Fenner & Smith
             Incorporated...................................................       20,000,000
BA Securities, Inc..........................................................       10,000,000
Chemical Securities Inc.....................................................       10,000,000
Deutsche Morgan Grenfell....................................................       10,000,000
Morgan Keegan & Co. Inc. ...................................................        5,000,000
Utendahl Capital Partners, L.P. ............................................        5,000,000
                                                                              -----------------
          Total.............................................................    $ 100,000,000
                                                                               ==============

     The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the New Debentures offered hereby if any are purchased.

     The Company has been advised by CS First Boston Corporation, as Representative of the Underwriters (the "Representative"), that the Underwriters propose to offer the New Debentures to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and, through the Representative, to certain dealers at such price less a concession of .30% of the principal amount per New Debenture, and the Underwriters and such dealers may allow a discount of .25% of the principal amount of the New Debentures on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representative.

     The New Debentures are a new issue of securities with no established trading market. The Underwriters have advised the Company that one or more of them intends to act as a market maker for the New Debentures. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the New Debentures.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or contribute to payments which the Underwriters may be required to make in respect thereof.

                      (LOGO)     GTE FLORIDA INCORPORATED

                                   DEBENTURES

                            ------------------------

     GTE Florida Incorporated (the "Company") intends to offer from time to time up to $600,000,000 aggregate principal amount of its debentures (the "New Debentures") in one or more series at prices and on terms to be determined at the time or times of sale. The aggregate principal amount, rate and time of payment of interest, maturity, initial public offering price, if any, redemption provisions and other specific terms of each series of New
Debentures will be set forth in an accompanying prospectus supplement ("Prospectus Supplement").

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                 A CRIMINAL OFFENSE.

                            ------------------------

     The Company may sell the New Debentures through underwriters or agents, or directly to one or more institutional purchasers. A Prospectus Supplement will set forth the names of underwriters, if any, any applicable commissions or discounts, the price of the New Debentures and the net proceeds to the Company from any such sale or sales.

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS DECEMBER 14, 1993.

                       STATEMENT OF AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "SEC"). These reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the following Regional Offices: Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the SEC at its prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated herein by reference:

          1. The Annual Report on Form 10-K of the Company for the year ended December 31, 1992; and

          2. The Quarterly Reports on Form 10-Q of the Company for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the New Debentures hereunder shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, including any beneficial owner, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Requests for such copies should be directed to David S. Kauffman, Esq., Assistant Secretary of the Company, at One Stamford Forum, Stamford, Connecticut 06904. Mr. Kauffman's telephone number is (203) 965-2986.

                                  THE COMPANY

     The Company was incorporated under the laws of the State of Florida in 1901 and provides telecommunications services in Florida. All of the common stock of the Company is owned by GTE Corporation ("GTE"). The Company's principal executive offices are located at One Tampa City Center, Tampa, Florida 33602, telephone number (813) 224-4011. The Company has a wholly-owned subsidiary, GTE Communications Corporation, which contains the majority of the Company's non-regulated operations and provides terminal equipment to business and residential customers, cellular mobile phones and other non-regulated telecommunications services.

                                USE OF PROCEEDS

     The net proceeds from the offering and sale of the New Debentures, exclusive of accrued interest, will be applied toward the repayment of short-term borrowings incurred (i) in connection with the redemption on November 8, 1993 of the following series of the Company's first mortgage bonds:

                                                                                TOTAL
                                                                              PRINCIPAL
                         ORIGINAL       OUTSTANDING                          AND PREMIUM
            INTEREST     MATURITY     PRINCIPAL AMOUNT     PREMIUM PAID           AT
 SERIES       RATE         DATE        AT REDEMPTION       AT REDEMPTION      REDEMPTION
--------    --------     --------     ----------------     -------------     ------------
   M          8.625%       3/1/00       $ 40,000,000        $   692,000      $ 40,692,000
   P          8.125%      11/1/03         50,000,000          1,130,000        51,130,000
   S          9.375%       3/1/05         50,000,000          1,730,000        51,730,000
   T          8.250%      12/1/06         50,000,000          1,850,000        51,850,000
   Z          8.750%      4/15/26        125,000,000          6,825,000       131,825,000
   CC        10.000%       7/1/28         75,000,000          5,940,000        80,940,000

and (ii) for the purpose of financing the Company's construction program. At September 30, 1993, the Company had short-term borrowings of $168,610,000 at an annual average interest rate of 3.10%. The Company's construction budget is currently estimated at approximately $255,000,000 for 1993 and approximately $187,554,000 has been spent through September 30, 1993, principally for central office equipment, outside plant and land and buildings. The balance of the funds for the completion of the 1993 construction program will be obtained primarily from internal sources and short-term loans.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

                                         NINE MONTHS
                                            ENDED                 YEARS ENDED DECEMBER 31,
                                        SEPTEMBER 30,     ----------------------------------------
                                           1993(A)        1992     1991     1990     1989     1988
                                        -------------     ----     ----     ----     ----     ----
Consolidated Ratios of Earnings to
  Fixed Charges (Unaudited)(b)......         2.44         4.24     3.47     3.81     3.06     3.83

---------------
(a) Reflects increased operating expenses related to the adoption, effective January 1, 1993, of Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions", a one-time charge associated with the enhanced early retirement and voluntary separation programs completed during the second quarter of 1993 and an extraordinary charge in the third quarter of 1993 related to the early extinguishment of debt. Excluding these items, the consolidated ratio of earnings to fixed charges for the nine months ended September 30, 1993 would have been 3.57.

(b) Computed as follows: (1) "earnings" have been calculated by adding income taxes and fixed charges to net income; (2) "fixed charges" include interest expense and the portion of rentals representing interest.

                               THE NEW DEBENTURES

     The New Debentures are to be issued as one or more series of the Company's debentures (the "Debentures") under an Indenture dated as of November 1, 1993 (the "Indenture"), between the Company and NationsBank of Georgia, National Association, as Trustee (the "Trustee"). By resolution of the Board of Directors of the Company specifically authorizing each new series of Debentures (a "Board Resolution"), the Company will designate the title of each series, aggregate principal amount, date or dates of maturity, dates for payment and rate of interest, redemption dates, prices, obligations and restrictions, if any, and any other terms with respect to each such series. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by express reference to, the cited Articles and Sections of the Indenture and the form of Board Resolution, which are filed as exhibits to the Registration Statement.

FORM AND EXCHANGE

     The New Debentures are to be issued in registered form only in denominations of $1,000 and integral multiples thereof and will be exchangeable for New Debentures of the same series of other denominations of a like aggregate principal amount without charge except for reimbursement of taxes, if any. (ARTICLE TWO)

MATURITY, INTEREST AND PAYMENT

     Information concerning the maturity, interest rate and payment dates of each series of the New Debentures will be contained in a Prospectus Supplement relating to that series of New Debentures.

REDEMPTION PROVISIONS, SINKING FUND AND DEFEASANCE

     Each series of the New Debentures may be redeemed upon not less than 30 days' notice at the redemption prices and subject to the conditions that will be set forth in a Board Resolution and in a Prospectus Supplement relating to that series of New Debentures. (ARTICLE THREE) If a sinking fund is established with respect to any series of the New Debentures, a description of the terms of such sinking fund will be set forth in a Board Resolution and in a Prospectus Supplement relating to that series of New Debentures. The Indenture provides that each series of the New Debentures is subject to defeasance. (SECTION 11.02)

RESTRICTIONS

     The New Debentures will not be secured. The Indenture provides, however, that if the Company shall at any time mortgage or pledge any of its property, the Company will secure the New Debentures, equally and ratably with the other indebtedness or obligations secured by such mortgage or pledge, so long as such other indebtedness or obligations shall be so secured. There are certain exceptions to the foregoing, among them that the Debentures need not be secured:

          (i) in the case of (a) purchase money mortgages, (b) conditional sales agreements or (c) mortgages existing at the time of purchase, on property acquired after the date of the Indenture;

          (ii) with respect to certain deposits or pledges to secure the performance of bids, tenders, contracts or leases or in connection with worker's compensation and similar matters;

          (iii) with respect to mechanics' and similar liens in the ordinary course of business;

          (iv) with respect to the Company's first mortgage bonds outstanding on the date of the Indenture, issued and secured by the Company and its predecessors in interest under various security instruments, all of which have been assumed by the Company (collectively, the "First Mortgage Bonds"), and any replacement or renewal (without increase in principal amount or extension of final maturity date) of such outstanding First Mortgage Bonds;

          (v) with respect to First Mortgage Bonds which may be issued by the Company in connection with the consolidation or merger of the Company with or into certain affiliates of the Company in exchange for or otherwise in substitution for long-term senior indebtedness of any such affiliate ("Affiliate Debt") which by its terms (x) is secured by a mortgage on all or a portion of the property of such affiliate, (y) prohibits long-term senior secured indebtedness from being incurred by such affiliate, or a successor thereto, unless the Affiliate Debt shall be secured equally and ratably with such long-term senior secured indebtedness or (z) prohibits long-term senior secured indebtedness from being incurred by such affiliate; or

          (vi) with respect to indebtedness required to be assumed by the Company in connection with the merger or consolidation of certain affiliates of the Company with or into the Company. (SECTION 4.05)

     The Indenture does not limit the amount of debt securities which may be issued or the amount of debt which may be incurred by the Company. (SECTION 2.01) The restriction in the Indenture described above would not afford the holders of the New Debentures protection in the event of a highly leveraged transaction in which unsecured indebtedness was incurred. However, in the event of a highly leveraged transaction in which secured indebtedness was incurred, the above restriction would require the New Debentures to be secured equally and ratably with such secured indebtedness, subject to the exceptions described above. It is unlikely that a leveraged buyout initiated or supported by the Company, the management of the Company or an affiliate of either party would occur, because all of the common stock of the Company is owned by GTE, which has no intention of selling its ownership in the Company.

MODIFICATIONS OF INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Debentures of any series at the time outstanding and affected by such modification, to modify the Indenture or any supplemental indenture affecting that series of the Debentures or the rights of the holders of that series of Debentures. However, no such modification shall (i) extend the fixed maturity of any Debenture, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, without the consent of the holder of each Debenture so affected, or (ii) reduce the aforesaid percentage of Debentures, the holders of which are required to consent to any such supplemental indenture, without the consent of each holder of Debentures then outstanding and affected thereby. (SECTION 9.02)

     The Company and the Trustee may execute, without the consent of any holder of Debentures, any supplemental indenture for certain other usual purposes including the creation of any new series of Debentures. (SECTIONS 2.01, 9.01 and 10.01)

EVENTS OF DEFAULT

     The Indenture provides that the following described events constitute "Events of Default" with respect to each series of the Debentures thereunder:
(a) failure for 30 business days to pay interest on the Debentures of that series when due; (b) failure to pay principal or premium, if any, on the Debentures of that series when due, whether at maturity, upon redemption, by declaration or otherwise, or to make any sinking fund payment with respect to that series; (c) failure to observe or perform any other covenant (other than those specifically relating to another series) in the Indenture for 90 days after notice with respect thereto; or (d) certain events in bankruptcy, insolvency or reorganization. (SECTION 6.01)

     The holders of a majority in aggregate outstanding principal amount of any series of the Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for that series. (SECTION 6.06) The Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any particular series of the Debentures may declare the principal due and payable immediately on default with respect to such series, but the holders of a majority in aggregate outstanding principal amount of such series may rescind and annul such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal and any premium has been deposited with the Trustee. (SECTION 6.01)

     The holders of a majority in aggregate outstanding principal amount of any series of the Debentures may, on behalf of the holders of all the Debentures of such series, waive any past default except a default in the payment of principal, premium, if any, or interest. (SECTION 6.06) The Company is required to file annually with the Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants under the Indenture. (SECTION 5.03)

CONCERNING THE TRUSTEE

     The Trustee, prior to an Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his own affairs. (SECTION 7.01) Subject to such provision, the Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holders of Debentures, unless offered reasonable security or indemnity by such security holders against the costs, expenses and liabilities which might be incurred thereby. (SECTION 7.02) The Trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it. (SECTION 7.01)

                           EXPERTS AND LEGAL OPINIONS

     The financial statements and schedules included or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1992, which is incorporated by reference in this Prospectus, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the change in the method of accounting for income taxes in 1992 as discussed in Note 1 to the financial statements.

     The statements of law and legal conclusions under "The New Debentures" have been reviewed by Lorin H. Albeck, Esq., Senior Attorney and Assistant Secretary of the Company, and are included upon his authority as an expert. Certain legal matters in connection with the New Debentures will be passed upon for the Company by Mr. Albeck, and for the underwriters, agents or institutional purchasers by Milbank, Tweed, Hadley & McCloy of New York, New York.

                              PLAN OF DISTRIBUTION

     The Company may sell any series of the New Debentures in one or more of the following ways: (i) to underwriters for resale to the public or to institutional purchasers; (ii) directly to institutional purchasers; or (iii) through Company agents to the public or to institutional purchasers. The Prospectus Supplement with respect to each series of New Debentures will set forth the terms of the offering of such New Debentures, including the name or names of any underwriters or agents, the purchase price of such New Debentures and the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such New Debentures may be listed.

     If underwriters are used in the sale, such New Debentures will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

     Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase any series of New Debentures will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such New Debentures if any are purchased. In the event of a default of one or more of the underwriters involving not more than 10% of the aggregate principal amount of the New Debentures offered for sale, the non-defaulting underwriters would be required to purchase the New Debentures agreed to be purchased by such defaulting underwriter or underwriters. In the event of a default in excess of 10% of the aggregate principal amount of the New Debentures, the Company may, at its option, sell less than all the New Debentures offered.

     Underwriters and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

-------------------------------------------------------------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
            PROSPECTUS SUPPLEMENT
Recent Developments....................  S-2
Supplemental Description of New
  Debentures...........................  S-3
Use of Proceeds........................  S-3
Consolidated Ratios of Earnings to
  Fixed Charges........................  S-4
Certain Legal Matters..................  S-4
Underwriting...........................  S-5
              PROSPECTUS
Statement of Available Information.....    2
Incorporation of Certain Documents by
  Reference............................    2
The Company............................    2
Use of Proceeds........................    3
Consolidated Ratios of Earnings to
  Fixed Charges........................    3
The New Debentures.....................    3
Experts and Legal Opinions.............    6
Plan of Distribution...................    6

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                             (LOGO)  GTE FLORIDA
                                 INCORPORATED

                                 $100,000,000

                              7 1/4% Debentures,
                              Series C, Due 2025

                            PROSPECTUS SUPPLEMENT

                               CS First Boston
                            Chase Securities, Inc.
                             Merrill Lynch & Co.
                             BA Securities, Inc.
                           Chemical Securities Inc.
                           Deutsche Morgan Grenfell
                           Morgan Keegan & Co. Inc.
                       Utendahl Capital Partners, L.P.
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